June 5, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ada D. Sarmento

Re:	Request for Acceleration
VBI Vaccines Inc. - Registration Statement on Form S-3 (File No. 333-217995)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), VBI Vaccines Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-217995) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:15 P.M., Washington, D.C. time, on June 7, 2017, or as soon thereafter as practicable.

Sincerely,

VBI VACCINES INC.

By:	/s/ Egidio Nascimento
Egidio Nascimento, Chief Financial Officer